Exhibit 99.1

Missfresh Announces the Substantial Completion of the Audit Committee-Led Independent Internal Review

BEIJING, July 1, 2022 — Missfresh Limited (“Missfresh” or the “Company”) (NASDAQ: MF), an innovator and leader in China’s neighborhood retail industry, today announced the results of the previously disclosed independent review conducted by the independent audit committee of its board of directors (the “Audit Committee”).

The Independent Review

As previously disclosed by the Company in its Notification of Late Filing (Form 12b-25) on April 29, 2022, the Audit Committee, with the assistance of third-party professional advisors—including a leading international law firm and forensic accounting experts from a Big-Four accounting firm that is not the Company’s auditor—conducted an independent internal review of certain transactions carried out by the Next-Day Delivery Business Unit of the Company (“Next-Day Delivery BU”) with third-party suppliers and customers in 2021(the “Review”). The Review involved analyzing and sample-testing certain transactions carried out by the Next-Day Delivery BU in 2021; reviewing select documents, including electronic data collected from certain Company management-level executives and relevant employees in the Next-Day Delivery BU in 2021; and interviewing Company management-level executives and relevant employees who were available and willing to participate in such interviews.

Summary of Findings

The Review is now substantially complete. The Review identified certain transactions carried out by the Next-Day Delivery BU in 2021 that exhibited characteristics of questionable transactions, such as undisclosed relationships between suppliers and customers, different customers or suppliers sharing the same contact information, and/or lack of supporting logistics information.  As a result, certain revenue associated with these reporting periods in 2021 may have been inaccurately recorded in the Company’s financial statements.

Based on the Review’s investigative steps as described above, the individual employees in the Next-Day Delivery BU responsible for carrying out the questionable transactions have been identified. All of them had given notices of resignation to the Company before the conclusion of the Review.  The Review did not uncover any evidence indicating that Company management-level executives, including the CEO and Co-CFOs, were involved in or aware of any misconduct relating to the questionable transactions at the time of their occurrence.

Remedial Measures in Response to Review

To enhance the Company’s internal controls in light of the aforementioned findings, the Company, under the supervision of the Audit Committee, has begun and will continue implementing a remediation plan.  The remedial measures include, among other things: (i) disciplinary actions against individual employees found to be responsible or knowingly took part in the questionable transactions identified; and (ii) enhancement of the Company’s internal controls and risk management policies and procedures for the Next-Day Delivery BU, including follow-on employee trainings. Given the Review findings and in an abundance of caution, the Company has also terminated its relationships with suppliers and customers involved in the high-risk questionable transactions identified.

Follow-up Financial Impact Assessment

The Company has conducted a preliminary assessment of the overall financial impact of the Review findings on the relevant financial statements, as shown in the table below. While the Company does not expect any further adjustments to be needed, the Company’s management is committed to full and transparent disclosure and will provide timely updates if needed, as its financial impact assessment continues.

Unaudited

	As Previously Announced			Adjustments			As Adjusted
	For the three months ended			For the three months ended			For the three months ended
(All amounts in thousands, except for share, per share data or otherwise noted)	March 31, 2021	June 30, 2021	September 30, 2021	March 31, 2021	June 30, 2021	September 30, 2021	March 31, 2021	June 30, 2021	September 30, 2021
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net revenues
Sales of products through online platforms	1,492,780	1,854,120	2,078,226	(156,824)	(256,482)	(263,873)	1,335,956	1,597,638	1,814,353
Other revenues	37,447	40,360	43,706	-	-	-	37,447	40,360	43,706
Total net revenues	1,530,227	1,894,480	2,121,932	(156,824)	(256,482)	(263,873)	1,373,403	1,637,998	1,858,059
Cost of revenues	(1,341,249)	(1,752,626)	(1,861,290)	161,696	265,495	272,358	(1,179,553)	(1,487,131)	(1,588,932)
Fulfillment expenses	(440,224)	(540,990)	(637,869)	-	-	-	(440,224)	(540,990)	(637,869)
Sales and marketing expenses	(167,615)	(304,700)	(256,208)	(4,872)	(9,013)	(8,485)	(172,487)	(313,713)	(264,693)
General and administrative expenses	(86,853)	(396,012)	(192,176)	-	-	-	(86,853)	(396,012)	(192,176)
Technology and content	(94,794)	(393,829)	(145,121)	-	-	-	(94,794)	(393,829)	(145,121)
Total cost and operating expenses	(2,130,735)	(3,388,157)	(3,092,664)	156,824	256,482	263,873	(1,973,911)	(3,131,675)	(2,828,791)
Loss from operations	(600,508)	(1,493,677)	(970,732)	-	-	-	(600,508)	(1,493,677)	(970,732)
Other income/(expense), net	(2,772)	6,193	7,241	-	-	-	(2,772)	6,193	7,241
Change in fair value of options and embedded conversion feature	10,292	69,094	-	-	-	-	10,292	69,094	-
Interest expense, net	(17,158)	(14,649)	(10,025)	-	-	-	(17,158)	(14,649)	(10,025)
Share of results of equity investees	(201)	(195)	(195)	-	-	-	(201)	(195)	(195)
Loss before income tax expenses	(610,347)	(1,433,234)	(973,711)	-	-	-	(610,347)	(1,433,234)	(973,711)
Income tax expenses	(2)	(15)	(15)	-	-	-	(2)	(15)	(15)
Net loss	(610,349)	(1,433,249)	(973,726)	-	-	-	(610,349)	(1,433,249)	(973,726)
Net loss attributable to non-controlling interests shareholders	(67)	(390)	58	-	-	-	(67)	(390)	58
Net loss attributable to Missfresh Limited	(610,416)	(1,433,639)	(973,668)	-	-	-	(610,416)	(1,433,639)	(973,668)
Accretion of convertible redeemable preferred shares and convertible redeemable non-controlling preferred shares to redemption value	(153,785)	(164,191)	-	-	-	-	(153,785)	(164,191)	-
Net loss attributable to ordinary shareholders of Missfresh Limited	(764,201)	(1,597,830)	(973,668)	-	-	-	(764,201)	(1,597,830)	(973,668)
Shares used in calculating loss per share:
Weighted average number of ordinary shares:
Basic and diluted	104,132,597	141,586,134	688,715,943	-	-	-	104,132,597	141,586,134	688,715,943
Net loss per share attributable to ordinary shareholders of Missfresh Limited
Net loss per share-Basic and diluted	(7.34)	(11.29)	(1.41)	-	-	-	(7.34)	(11.29)	(1.41)
Net loss per ADS[1] attributable to ordinary shareholders of Missfresh Limited
Net loss per ADS-Basic and diluted	-	(33.87)	(4.23)	-	-	-	-	(33.87)	(4.23)

1 Each ADS represents three Class B ordinary shares.

About Missfresh Limited

Missfresh Limited is an innovator and leader in China’s neighborhood retail industry. The Company invented the Distributed Mini Warehouse (DMW) model to operate an integrated online-and-offline on-demand retail business focusing on offering fresh produce and fast-moving consumer goods (FMCGs). Through the “Missfresh” mobile application and Mini Program embedded in third-party social platforms, consumers can easily purchase quality groceries at their fingertips and have the finest products delivered to their doorstep in 37 minutes, on average.

Leveraging its core capabilities, Missfresh launched an intelligent fresh market business in the second half of 2020. This innovative business model is dedicated to standardizing and transforming fresh markets into smart fresh malls. Missfresh has also built up a full stack of proprietary technologies that empower a wide range of participants in the neighborhood retail business, such as supermarkets, fresh markets and local retailers, to jumpstart and efficiently operate their business digitally.

For more information, please visit: http://ir.missfresh.cn.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

Email: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com

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